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                            March 17, 2022

       Kevin Richard Benning
       Property General Manager
       STUDIO CITY INTERNATIONAL HOLDINGS Ltd
       36th Floor, The Centrium
       60 Wyndham Street
       Central
       Hong Kong

                                                        Re: STUDIO CITY
INTERNATIONAL HOLDINGS Ltd
                                                            Amendment No. 1 to
                                                            Registration
Statement on Form F-3
                                                            Filed January 3,
2022
                                                            File No. 333-261406

       Dear Mr. Benning:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 23, 2021 letter.

       Amendment No. 1 to Registration Statement on Form F-3

       Cover Page

   1. We note your response to comment 1 that you have not conducted business through VIEs.
                                                        Please disclose the
following prominently on the prospectus cover page:
                                                            that you are not a
Chinese operating company, but a Cayman Islands holding company, with operations
conducted by your subsidiaries, and that this organizational structure involves unique risks
to investors;
                                                            that investors may
never directly hold equity interests in your operating company; and
 Kevin Richard Benning
FirstName  LastNameKevin Richard Benning
STUDIO CITY     INTERNATIONAL    HOLDINGS Ltd
Comapany
March      NameSTUDIO CITY INTERNATIONAL HOLDINGS Ltd
       17, 2022
March2 17, 2022 Page 2
Page
FirstName LastName
             that Chinese regulatory authorities could disallow your organizational structure, which would likely result in a material change in your operations and/or value of your ordinary shares, including that it could cause the value of such securities to significantly decline or become worthless.
         Please include a detailed discussion of these risks in the registration statement under Risk
         Factors and include on the cover page a cross-reference to your detailed discussion of the risks facing the company and the offering as a result of your organizational structure.
2. We note your response to comment 2 as well as your reference to disclosure in your 2020
         Form 20-F regarding legal and operational risks associated with your operations in Macau and we reissue our comment. Please disclose prominently on the prospectus cover page the legal and operational risks associated with being based in Macau. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your ordinary shares or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how
         recent statements and regulatory actions by China   s government, such
as those related to
         data security or anti-monopoly concerns, has or may impact the company s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Please also disclose on the cover page whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.
3. Your response to comment 3 notwithstanding, please clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Please disclose clearly the entity (including the domicile) in which investors are purchasing their interest.
4. We note your response to comment 4 and we reissue our comment. On the cover page, please provide a description of how cash is transferred through your organization and, consistent with your response, disclose your intent to distribute earnings. State whether any transfers, dividends, or distributions have been made to date between the holding company and its subsidiaries, or to investors, and quantify the amounts where applicable.
About This Prospectus, page 1

5. Notwithstanding your response to comment 7 indicating that you have no operations in mainland China and referring to disclosure in your 2020 Form 20-F, we reissue our comment. Please include in the prospectus summary a new subsection that summarizes your risk factors. In the summary of risk factors, please disclose the risks that your corporate structure and being based in or having the majority of the
company   s operations
         in Hong Kong and Macau pose to investors. In particular, please describe the significant
 Kevin Richard Benning
FirstName  LastNameKevin Richard Benning
STUDIO CITY     INTERNATIONAL    HOLDINGS Ltd
Comapany
March      NameSTUDIO CITY INTERNATIONAL HOLDINGS Ltd
       17, 2022
March3 17, 2022 Page 3
Page
FirstName LastName
         regulatory, liquidity, and enforcement risks with cross-references, including page numbers, to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ordinary shares. Please acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
6. We note your response to comment 8 and your reference to sections of your 2020
         Form 20-F addressing risks associated with operating in Macau. Consistent with your response, please include a statement in the prospectus summary that there are no permissions or approvals from Chinese authorities to operate your business and to offer the securities being registered to foreign investors that are required to be disclosed. In addition, describe the consequences to you and your investors if you or your subsidiaries:
         (i) inadvertently conclude that such permissions or approvals are not required, or (ii)
         applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
7. We note your response to comment 9 and we reissue our comment in part. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries, to the parent company and U.S.
         investors.
8. We note your revisions in response to comment 11. Please disclose in the summary section that trading in your securities may be prohibited under the Holding Foreign
         Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Also disclose in the summary whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021. In addition, as previously requested, indicate in an appropriate risk factor that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or
 Kevin Richard Benning
STUDIO CITY INTERNATIONAL HOLDINGS Ltd
March 17, 2022
Page 4
      investigate completely accounting firms headquartered in mainland China or Hong Kong.
Risk Factors, page 9

9. Refer to comment 13. Notwithstanding your response that you have no operations in mainland China and your reference to sections of your 2020 Form 20-F addressing the risks associated with operating in Macau, we reissue our comment. Please significantly revise your risk factor disclosure in the prospectus to address our comments. Given the
      Chinese government   s significant oversight and discretion over the
conduct of your
      business, please revise your prospectus to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your ordinary shares. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
      You may contact Maryse Mills-Apenteng at 202-551-3457 or Mary Beth Breslin at 202-
551-3625 with any questions.



                                                           Sincerely,
FirstName LastNameKevin Richard Benning
                                          Division of Corporation Finance
Comapany NameSTUDIO CITY INTERNATIONAL HOLDINGS Ltd
                                          Office of Real Estate & Construction
March 17, 2022 Page 4
cc:       Tim Cruickshank
FirstName LastName